Exhibit 99.1

Otonomo Announces First Quarter 2023 Financial Results

HERZLIYA, Israel and SAN FRANCISCO – May 17, 2023 – Otonomo Technologies Ltd. (Nasdaq: OTMO) (“Otonomo” or the “Company”), the platform powering the mobility economy, today announced its financial results for the first quarter ending March 31, 2023. On February 9, 2023, Otonomo and Urgent.ly Inc. entered into a merger agreement. Pursuant to the merger agreement and subject to the satisfaction or waiver of the terms and conditions specified therein, Otonomo will become a wholly owned subsidiary of Urgent.ly upon closing of the transaction, which is expected to close in the third quarter of 2023.

First Quarter 2023 Financial Results:

•	Revenue for the first quarter 2023 was $1.8 million compared to $1.0 million for the first quarter 2022.

•
GAAP operating loss for the first quarter 2023 was $17.1 million, compared to $15.1 million for the first quarter 2022, and included restructuring costs of $2.0 million and transaction costs related to the merger transaction with Urgent.ly of $3.6 million.

•	Non-GAAP operating loss* for the first quarter 2023 was $12.0 million compared to non-GAAP operating loss of $12.5 million for the first quarter 2022.

•
Cash and cash equivalents, short term restricted cash, short term deposits, and marketable securities as of March 31, 2023 were $129.8 million compared to $140.6  million as of December 31, 2022.

* For a definition of non-GAAP operating loss and a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

First Quarter 2023 Highlights:

The Company continued its cost reduction initiative in the first quarter 2023, which started in the fourth quarter 2022.

During March 2023 the Company started the process of sunsetting part of its connected vehicle data services (“CVD services”), which include services relating to aggregate multi-layered data, standardized data and data blurred to remove identifiers. The sunsetting of CVD services resulted in a further workforce reduction.

The Company continues to focus on recurring revenue opportunities and believes the resources dedicated to CVD services can be better utilized in other lines of the Company’s business.

The following results relating to the Company’s revenue for the first quarter 2023:

•
Revenue for the first quarter of 2023 decreased by 11% compared to the fourth quarter 2022. Revenues from Insurance related services and Fleet products increased by 8%, but such increase was offset by decreases in revenues from CVD.

•	78% of Otonomo’s revenue for the first quarter 2023 was recurring in nature.

•
Bookings* for the first quarter decreased by 55% compared to the fourth quarter 2022 to $1.6 million, of which 96% is recurring revenue. Bookings* related to Insurance services and Fleet product increased by 21%.

•	Backlog, which we define as secured future revenue, as of March 31, 2023 was $3.6 million.

•	Otonomo’s number of employees decreased from 225 as of December 31, 2022, to 135 as of March 31, 2023.

* Bookings: Total value of contract that was committed during the reporting quarter over the full term of the contract.

Effective as of January 9, 2023, the Company moved the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market.  Otonomo has until August 21, 2023, to regain compliance from the with the minimum bid price requirement under the Nasdaq Listing Rules.

Management’s Remarks

“We continued with our cost reduction initiative, which started in fourth quarter 2022 to ensure that we are well positioned with the necessary capital to meet market requirements,” said Ben Volkow, CEO and Co-founder of Otonomo. “Following the closing of the transaction with Urgently, we believe the combined company will be well positioned to capitalize on the connections between vehicle data and the fleet, insurance and roadside assistance sectors to provide real-world services that will improve customer experiences and safety.”

Conference Call Details

Otonomo’s management will host a conference call to discuss the first quarter 2023 financial results on Wednesday, May 17, 2023, at 8:30 a.m. Eastern Time.

Management team members on the call will include Ben Volkow, CEO and Co-Founder and Bonnie Moav, CFO.

Otonomo encourages participants to pre-register for the conference call here.

Participants can choose to view the session via a live webcast from this link, which can also be found on the Otonomo website here.

Participants can also choose to call-in. They will receive a unique dial-in number upon registration, which enables immediate access on the day of the call.
Please place your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number. Participants may pre-register at any time, including up to and after the call start time.

The conference call will begin at:
- 8:30 a.m. Eastern Time
- 5:30 a.m. Pacific Time
- 3:30 p.m. Israel Time

A replay of the conference call will be available from May 17, 2023 at 12:00 p.m. Eastern Time on Otonomo’s website at https://investors.otonomo.io/news-events/events.

About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe.

Our partners gain access to the broadest, most diverse, range of data from connected vehicles with just one contract and one API.

Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide.

Otonomo has R&D centers in Israel and the UK, with a presence in the United States and Europe.

More information is available at otonomo.io.

Otonomo on Social Media

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For media and investment inquiries, please contact:

Otonomo
press@otonomo.io

Use of Non-GAAP Financial Measure

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses the measure of non-GAAP operating loss, which reflects adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, restructuring expenses, amortization of intangible assets, depreciation, and contingent consideration expense related to The Floow acquisition. Otonomo’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of non-GAAP operating loss to the most directly comparable GAAP financial measure is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information

In connection with the proposed transaction, Urgently has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus, once definitive, will be sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Additional information regarding the interests of such individuals in the proposed transaction is included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently has filed with the SEC.

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED BALANCE SHEET
(in $ thousands)

	March 31 2023	December 31 2022
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents, short term restricted cash, short term deposits, and marketable securities	129,769	140,643
Account receivables, other receivables and prepaid expenses	2,866	4,314
Total current assets	132,635	144,957

Non-current assets
Other long-term assets	460	606
Property, equipment, and operating lease right-of-use assets, net	2,710	3,083
Total non-current assets	3,170	3,689
Total assets	135,805	148,646

Current liabilities
Account payables, other payables and accrued expenses	11,858	11,978
Deferred revenue	186	216
Other current liabilities	2,945	894
Total current liabilities	14,989	13,088

Non-current liabilities
Warrants for ordinary shares	160	155
Other non-current liabilities	1,074	1,975
Total non-current liabilities	1,234	2,130
Total liabilities	16,223	15,218

Shareholders’ equity	119,582	133,428
Total liabilities and shareholders’ equity	135,805	148,646

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
(in $ thousands)

	Three-months
	ended
	March 31,
	2023	2022
	Unaudited
Revenues	1,839	1,031

Costs and operating expenses:
Cost of services	(1,204)	(380)
Cloud infrastructure	(754)	(1,158)
Research and development	(3,550)	(4,727)
Sales and marketing	(4,642)	(4,410)
General and administrative	(7,344)	(5,022)
Contingent consideration expense	(1,381)	-
Depreciation and amortization	(87)	(455)

Total costs and operating expenses	(18,962)	(16,152)

Operating loss	(17,123)	(15,121)

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
 (in $ thousands)

	Three-months
	ended
	March 31
	2023	2022
	Unaudited
GAAP Operating Loss	(17,123)	(15,121)

Adjustments:
Share-based compensation (1)	1,648	2,197
Contingent consideration expense	1,381	-
Amortization and depreciation (2)	87	455
Restructuring cost (3)	1,979	-
Non-GAAP total adjustments	5,095	2,652

Non-GAAP operating Loss	(12,028)	(12,469)

(1) Share-based compensation

Cost of services	14	-
Research and development	314	519
Sales and marketing	432	665
General and administrative	888	1,013
	1,648	2,197

(2) Amortization and depreciation

Amortization of intangible assets	-	417
Depreciation of property and equipment	87	38
	87	455

(3) Restructuring cost

Cost of services	278	-
Research and development	281	-
Sales and marketing	1,336	-
General and administrative	84	-
	1,979	-